January 10, 2017

VIA EDGAR CORRESPONDENCE

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Media Investment Group Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed February 25, 2016
File No. 001-36097

Dear Ms. Raminpour:

By letter dated December 23, 2016 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 10-K filed on February 25, 2016 by New Media Investment Group Inc. (the “Company”).

The Company is in receipt of the Comment Letter and is working to prepare a response.  As discussed in our conversation with Claire Erlanger of the Staff on January 5, 2017, the Company is still engaged in a review of the information required to respond to the comments and respectfully requests an extension to the 10 business day response requirement noted in the Comment Letter.  The Company advises the Staff that it expects to respond no later than January 18, 2016.

If you have any questions or require any additional information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

Sincerely,

/s/ Gregory W. Freiberg
Gregory W. Freiberg
Chief Financial Officer

cc:          Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP